Exhibit 4

Second Quarter 2010

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of results for the first six months	For the six months ended June 30, 2010, net income totaled $1,820 million, compared to $1,758 million in 2009.

Active management of market risks limited the impact of the drop in energy prices and the appreciation of the Canadian dollar. Moreover, sales in Québec were lower on account of the mild temperatures recorded in winter 2010, allowing Hydro-Québec Production to increase its exports in the first six months.

Given the low precipitation levels in the company’s hydroelectric reservoirs in 2010, Hydro-Québec Production will have to limit its exports in the second half of the year.

However, in light of the satisfactory results posted for the first six months, Hydro-Québec is confident of reaching net income on the order of $2.4 billion in 2010. This is in line with the Strategic Plan 2009—2013 and the Québec budget brought down on March 30.

Second quarter	In second quarter 2010, net income totaled $378 million, which is comparable to the $381 million recorded in 2009.

Consolidated results for the first six months
Revenue totaled $6,514 million, compared to $6,506 million in 2009. In Québec, revenue from electricity sales amounted to $5,436 million, a $192-million decrease from 2009. Revenue from markets outside Québec was $906 million, an increase of $170 million. Other revenue totaled $172 million, compared to $142 million in 2009.

In Québec, the $192-million decrease in revenue from electricity sales was mainly the result of a 3.8-TWh volume reduction stemming from the mild temperatures in winter 2010. This factor was mitigated by the April 1, 2009 and 2010 rate adjustments.

On markets outside Québec, the $170-million increase was mainly due to a 5.7-TWh increase in Hydro-Québec Production’s export volume. The drop in prices on energy markets was mitigated by the positive impact of the company’s hedging operations for wholesale market activities.

Total expenditure amounted to $3,468 million, or $105 million less than in 2009. The mild temperatures recorded in winter 2010 resulted in an $89-million decrease in electricity and fuel purchases. They also led to the recognition of a $105-million regulatory asset for revenue variances related to climate conditions, namely the differences between Hydro-Québec Distribution’s actual transmission and distribution revenue and the revenue forecasts established on the basis of the climate normal for rate application purposes. The positive impact of these factors was offset by a $49-million increase in depreciation and amortization expense.

Segmented results for the first six months	Generation

Hydro-Québec Production posted net income of $1,169 million in the first six months of 2010, compared to $1,224 million for the same period of 2009. Net electricity exports, including the positive impact of the company’s hedging operations for wholesale market activities, increased by $169 million because of higher volumes due mainly to the mild temperatures recorded in Québec in winter 2010. This increase was offset by a $75-million decrease in revenue from electricity sales to Hydro-Québec Distribution as a result of the temperature effect, and by an $87-million increase in transmission system reservation costs paid to Hydro-Québec TransÉnergie.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $269 million, a $37-million increase from 2009. Following a decision by the Régie de l’énergie, revenue from native load transmission service increased by $38 million. Revenue from point-to-point transmission services provided to Hydro-Québec Production increased by $87 million because of the higher export volume. These factors were mitigated by a $78-million increase in depreciation and amortization expense resulting mainly from a change in depreciation method applied prospectively to assets related to regulated activities, in accordance with a decision by the Régie de l’énergie.

Distribution

Hydro-Québec Distribution posted net income of $375 million, compared to $303 million in 2009, an increase of $72 million. Revenue from electricity sales decreased by $240 million because of the mild temperatures recorded in Québec in winter 2010, whose effect was mitigated by the April 1, 2009 and 2010 rate adjustments. The decrease was more than offset by a $162-million reduction in net electricity and fuel purchases and by the recognition of a $105-million regulatory asset for revenue variances related to climate conditions in winter 2010. Depreciation and amortization expense decreased by $34 million, mainly due to the amortization of revenue variances related to climate conditions in previous years, while the cost of native load transmission service increased by $38 million.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

The volume of activity in this segment totaled $1,246 million in the first six months of 2010, compared to $1,044 million in 2009. Among the major projects under way are Eastmain-1-A/Sarcelle/Rupert, Romaine-2, as well as the continued engineering work and planning and procurement activities related to the refurbishment of Gentilly-2 nuclear generating station.

Page 2	Second Quarter 2010

Investment
As at June 30, 2010, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $1,889 million, compared to $1,720 million in 2009. As expected, a large portion of this amount was devoted to the major capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert and Romaine-2 hydroelectric developments.

Hydro-Québec TransÉnergie continued investing in its transmission system to integrate new hydroelectric and wind capacity in Québec. It also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base as well as to maintain and improve the quality of its facilities, especially those related to distribution system automation. It also continued implementation of the Energy Efficiency Plan.

Financing
Hydro-Québec did not make any significant borrowings in second quarter 2010. In the first quarter, the reopening of the bond issue maturing in February 2050 raised $0.5 billion on the Canadian market at a rate of 4.75%.

/s/ Michael L. Turcotte	/s/ Thierry Vandal

Michael L. Turcotte	Thierry Vandal
Chairman of the Board	President and Chief Executive Officer

August 13, 2010

Second Quarter 2010	Page 3

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2010	2009	2010	2009
			(restated, Note 2)		(restated, Note 2)

Revenue		2,693	2,634	6,514	6,506

Expenditure
Operations		632	650	1,260	1,263
Electricity and fuel purchases		255	258	588	677
Depreciation and amortization	4	629	576	1,245	1,196
Taxes		216	145	488	437
Regulatory deferrals		(4)	—	(113)	—

		1,728	1,629	3,468	3,573

Operating income		965	1,005	3,046	2,933

Financial expenses	5	587	624	1,226	1,175

Net income		378	381	1,820	1,758

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2010	2009	2010	2009
			(restated, Note 2)		(restated, Note 2)

Balance, beginning of period, published		14,869	14,094	17,312	16,445

Adjustments	2	(16)	(15)	(3,901)	(3,743)

Balance, beginning of period, restated		14,853	14,079	13,411	12,702

Net income		378	381	1,820	1,758

Balance, end of period		15,231	14,460	15,231	14,460

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Second Quarter 2010

CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars
(unaudited)

		As at June 30,	As at December 31,
	Notes	2010	2009
			(restated Note 2)
ASSETS
Current assets

Cash and cash equivalents		1,138	472
Short-term investments		485	2,117
Accounts receivable and other receivables		1,916	1,956
Derivative instruments		1,243	1,324
Regulatory assets		32	71
Materials, fuel and supplies		329	339

		5,143	6,279

Property, plant and equipment		54,611	53,880
Investments		117	109
Derivative instruments		730	753
Goodwill and intangible assets		1,211	1,212
Regulatory assets		1,009	883
Other assets		2,228	1,921

		65,049	65,037

LIABILITIES
Current liabilities

Borrowings		472	29
Accounts payable and accrued liabilities		1,686	2,010
Dividends payable		—	2,168
Accrued interest		877	899
Regulatory liabilities		25	3
Current portion of long-term debt		1,986	586
Derivative instruments		384	246

		5,430	5,941

Long-term debt		36,089	37,113
Derivative instruments		1,351	1,960
Asset retirement obligations		409	391
Regulatory liabilities		—	23
Other long-term liabilities		841	812
Perpetual debt		307	303

		44,427	46,543

EQUITY

Share capital		4,374	4,374

Retained earnings		15,231	13,411
Accumulated other comprehensive income	6	1,017	709

		16,248	14,120

		20,622	18,494

		65,049	65,037

Commitments and contingencies	9
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte

Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

Second Quarter 2010	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Notes	2010	2009	2010	2009
			(restated, Note 2)		(restated, Note 2)
Operating activities

Net income		378	381	1,820	1,758
Adjustments
Depreciation and amortization	4	629	576	1,245	1,196
Amortization of debt premiums, discounts and issue expenses	5	31	29	64	61
Regulatory deferrals		(4)	—	(113)	—
Other		10	35	(82)	(32)
Change in non-cash working capital items	7	838	792	(293)	(468)
Net change in accrued benefit assets and liabilities		(151)	(56)	(291)	(97)

		1,731	1,757	2,350	2,418
Investing activities

Additions to property, plant and equipment		(997)	(971)	(1,774)	(1,610)
Additions to intangible assets		(18)	(16)	(35)	(31)
Cash receipts from the government reimbursement for the 1998 ice storm		1	4	6	9
Disposal (acquisition) of investments		11	2	11	(15)
Costs related to Energy Efficiency Plan		(47)	(48)	(80)	(79)
Net disposal of short-term investments		53	802	1,633	2,581
Other		5	1	8	—

		(992)	(226)	(231)	855
Financing activities

Issuance of long-term debt		7	999	541	2,031
Repayment of long-term debt		(444)	(209)	(456)	(215)
Cash receipts arising from credit risk management		840	275	930	620
Cash payments arising from credit risk management		(476)	(1,640)	(735)	(1,940)
Net change in short-term borrowings		(209)	349	434	430
Dividends paid		—	—	(2,168)	(2,252)
Other		(1)	—	(1)	(1)

		(283)	(226)	(1,455)	(1,327)

Foreign currency effect on cash and cash equivalents		7	(8)	2	(5)

Net change in cash and cash equivalents		463	1,297	666	1,941

Cash and cash equivalents, beginning of period		675	1,029	472	385

Cash and cash equivalents, end of period		1,138	2,326	1,138	2,326

Supplementary cash flow information	7
The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Second Quarter 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
		(restated,		(restated,
		Note 2)		Note 2)
Net income	378	381	1,820	1,758

Other comprehensive income
Change in deferred gains on items designated as cash flow hedges	537	38	563	102
Reclassification to operations of deferred gains on items designated as cash flow hedges	(91)	(111)	(255)	(227)

	446	(73)	308	(125)

Comprehensive income	824	308	2,128	1,633

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2010	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three- and six-month periods ended June 30, 2010 and 2009
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.
Note 1 — Basis of Presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2009.
The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2009, except as regards the changes in accounting policies described in Notes 2 and 3.
Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.
Note 2 — Change in Accounting Policy
Depreciation Method for Property, Plant and Equipment
On January 1, 2010, Hydro-Québec amended the accounting policy on the depreciation of property, plant and equipment in order to adopt the straight-line method. These assets were previously depreciated using the sinking fund method, at a rate of 3%. Management believes that the straight-line method of depreciation best reflects the rate at which Hydro-Québec expects to consume the future economic benefits of these assets. Hydro-Québec has applied this change in accounting policy retrospectively with restatement of prior periods for assets related to non-regulated activities. For assets related to regulated activities, it has applied the change prospectively in compliance with the U.S. Financial Accounting Standards Board’s Accounting Standards Codification 980, “Regulated Operations,” which is the reference accounting standard for the evaluation and measurement of the effects of rate regulation.
The retrospective application of this change in accounting policy resulted in a decrease of $3.9 billion in property, plant and equipment and retained earnings as at January 1, 2010 ($3.7 billion as at January 1, 2009). The change in accounting policy led to an increase in the depreciation expense and a decrease in property, plant and equipment of $117 million for the three months ended June 30, 2010, and of $230 million for the six months then ended ($54 million and $84 million for the three months and six months ended June 30, 2009).
Note 3 — Effects of Rate Regulation on the Consolidated Financial Statements
Depreciation Method for Property, Plant and Equipment
In decision D-2010-020 of February 26, 2010, the Régie approved the change in the depreciation method for property, plant and equipment applied by the Transmission Provider and the Distributor. This decision allows the use of the straight-line method of depreciation as of January 1, 2010. Information concerning this change in accounting policy is provided in Note 2, Change in Accounting Policy.
Transmission
In decision D-2010-041 of April 13, 2010, the Régie set Hydro-Québec’s power transmission rates effective January 1, 2010. The new rates take into account a 7.44% return on the rate base, assuming a capitalization with 30% equity. In addition, the Régie allowed the Transmission Provider to recognize retirement costs of $51 million for assets related to Des Cantons substation in operations for 2010. A depreciation expense of $12 million for the three months ended June 30, 2010, and of $25 million for the six months then ended, was therefore recorded in this regard.

Page 8	Second Quarter 2010

Note 3 — Effects of Rate Regulation on the Consolidated Financial Statements (continued)
Distribution
In decision D-2010-035 of March 30, 2010, the Régie granted an across-the-board increase of 0.35% in Hydro-Québec’s electricity rates, effective April 1, 2010. This increase takes into account a 7.54% return on the rate base in 2010, assuming a capitalization with 35% equity.
As at March 31, 2010, a $105-million variance between actual transmission and distribution revenue and the revenue projections established on the basis of the climate normal for purposes of rate cases had been recognized as a regulatory asset. Were these activities not regulated, actual revenue would have been recognized, such that regulatory deferrals and net income for the three months ended March 31, 2010 would have been $105 million higher and lower, respectively. This adjustement did not have any significant impact on net income for the three months ended June 30, 2010.
In decision D-2010-078 of June 15, 2010, the Régie authorized the Distributor to create an account for deferred expenses bearing interest at the authorized rate on the rate base, in order to recognize the costs related to the remote meter-reading project. As at June 30, 2010, costs of $1 million had therefore been recognized as a regulatory asset. The depreciation terms and conditions for this account have not yet been determined.
Note 4 — Depreciation and Amortization

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
		(restated,		(restated,
		Note 2)		Note 2)
Property, plant and equipment[a]	550	437	1,087	920
Intangible assets	24	29	48	61
Regulatory assets and liabilities	55	108	110	210
Write-offs	—	2	—	5

	629	576	1,245	1,196

a)
In 2009, the revision of the useful life of property, plant and equipment gave rise to a $65-million decrease in the depreciation and amortization expense for the three months ended June 30, 2009, and a $60-million decrease for the six months then ended. As a result of the revision, the maximum depreciation period for some property, plant and equipment used for hydraulic generation has increased from 50 to 100 years. The revision of the useful life of property, plant and equipment did not have any significant impact on the depreciation and amortization expense for the three months and six months ended June 30, 2010.

Second Quarter 2010	Page 9

Note 5 — Financial Expenses

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Interest
Interest on debt securities	595	611	1,210	1,187
Amortization of debt premiums, discounts and issue expenses	31	29	64	61

	626	640	1,274	1,248

Net exchange (gain) loss	(14)	21	(4)	14

Loan guarantee fees	45	43	91	87

	31	64	87	101

Less
Capitalized financial expenses	69	77	132	153
Net investment income	1	3	3	21

	70	80	135	174

	587	624	1,226	1,175
Note 6 — Accumulated Other Comprehensive Income
Cash flow hedges

	As at June 30
	2010	2009

Balance, beginning of period	709	1,243
Changes during the period	308	(125)

Balance, end of period	1,017	1,118

Page 10	Second Quarter 2010

Note 7 — Supplementary Cash Flow Information

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Change in non-cash working capital items

Accounts receivable and other receivables	575	568	27	(113)
Materials, fuel and supplies	(1)	(34)	8	(18)
Accounts payable and accrued liabilities	(120)	(97)	(298)	(306)
Accrued interest	384	355	(30)	(31)

	838	792	(293)	(468)

Investing activities not affecting cash
Increase in property, plant and equipment	1	73	63	89

Interest paid	169	178	1,097	1,102
Note 8 — Employee Future Benefits

	Three months ended
	June 30
	Pension Plan		Other plans
	2010	2009	2010	2009
Accrued benefit cost recognized	5	13	28	27

	Six months ended
	June 30
	Pension Plan		Other plans
	2010	2009	2010	2009
Accrued benefit cost recognized	10	27	57	53
Note 9 — Commitments and Contingencies
Guarantees
As at June 30, 2010, the potential maximum amount Hydro-Québec could have had to pay under letters of credit or guarantees provided as security totaled $385 million. Of this amount, $281 million was related to energy purchases. Guarantees amounting to $152 million will expire between 2010 and 2018, while others totaling $233 million do not have maturity dates.
As part of the implementation of the plan to capitalize on its interests abroad, which ended in 2008, Hydro-Québec provided guarantees to the purchasers of its interests with regard to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire, namely until June 30, 2013.

Second Quarter 2010	Page 11

Note 10 — Segmented Information
The following tables contain information related to operations and assets by segment:

	Three months ended
	June 30, 2010
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	402	15	2,263	—	6	7 [a]	2,693
Intersegment	1,041	755	17	732	329	(2,874)	—
Net income (loss)	342	131	(102)	—	4	3	378
Total assets as at June 30, 2010	30,153	17,857	12,316	457	4,525	(259)	65,049

	Three months ended
	June 30, 2009
	(restated,
	Note 2)
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	305	15	2,303	—	9	2 [a]	2,634
Intersegment	1,030	697	16	649	318	(2,710)	—
Net income (loss)	385	104	(113)	—	3	2	381
Total assets as at June 30, 2009	27,650	17,336	11,972	410	6,327	(338)	63,357

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Page 12	Second Quarter 2010

Note 10 — Segmented Information (continued)

	Six months ended
	June 30, 2010
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	1,016	32	5,440	—	19	7 [a]	6,514
Intersegment	2,488	1,523	36	1,246	648	(5,941)	—
Net income	1,169	269	375	—	1	6	1,820
Total assets as at June 30, 2010	30,153	17,857	12,316	457	4,525	(259)	65,049

	Six months ended
	June 30, 2009
	(restated,
	Note 2)
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	792	27	5,674	—	10	3 [a]	6,506
Intersegment	2,554	1,398	34	1,044	616	(5,646)	—
Net income (loss)	1,224	232	303	—	(7)	6	1,758
Total assets as at June 30, 2009	27,650	17,336	11,972	410	6,327	(338)	63,357

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.
Note 11 — Comparative Information
Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period.

Second Quarter 2010	Page 13

CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

	Three months ended			Six months ended
	June 30			June 30
Summary of Operations	2010	2009[a]	Change (%)	2010	2009[a]	Change (%)

Revenue	2,693	2,634	2.2 á	6,514	6,506	0.1 á
Expenditure	1,728	1,629	6.1 á	3,468	3,573	2.9 â
Financial expenses	587	624	5.9 â	1,226	1,175	4.3 á
Net income	378	381	0.8 â	1,820	1,758	3.5 á

a)	The 2009 results include adjustments mainly for the retrospective application of a change in accounting policy.

Page 14	Second Quarter 2010

Quarter Highlights

Generation	Hydroelectricity = Renewable Energy

In June, Vermont passed a law entitled An Act Relating to Renewable Energy whereby the state considers hydroelectric generation of any capacity to be clean and renewable. In keeping with the principles of this law, Hydro-Québec and two major Vermont electricity distributors signed, on August 12, a power supply contract that will be in effect from 2012 to 2038.

A tribute to two great statesmen

On June 22, to commemorate the 50th anniversary of the beginning of the Quiet Revolution, Manic-2 and Manic-3 generating stations were renamed in honor of Jean Lesage and René Lévesque, respectively. These generating facilities on the Rivière Manicouagan will henceforth pay tribute to two men who played a major role in the development of hydropower in Québec.

Distribution	Small hydro: Some $500 million in regional economic spinoffs

Hydro-Québec selected 13 projects under the power purchase program for 150 MW produced by hydroelectric facilities of less than 50 MW, launched in July 2009. Of these projects, ten will be carried out entirely by Aboriginal or other communities, and three will be implemented in partnership with the private sector. In all, the program will generate approximately $500 million in economic spinoffs and support about 1,200 jobs in Québec.

Technological innovation	A great honor

Hydro-Québec and the British Columbia Transmission Corporation were the joint winners of the 2010 Edison Award, the electric utility industry’s highest honor. This prize recognizes the two companies’ outstanding leadership, innovation and contributions to the industry. The prize was awarded for the LineScout, a robot for inspecting live, high-voltage overhead transmission lines that can clear obstacles such as insulator strings, vibration dampers and aircraft warning markers.

Electric transportation: Implementing a charging infrastructure

Communauto, the first North American carsharing service and one of the world’s largest, will add 50 all-electric Nissan LEAFs to its fleet when the vehicle is launched on the Canadian market in 2011. Hydro-Québec will implement the charging infrastructure that Communauto will need to recharge the vehicles.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal (Québec) H2Z 1A4
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